UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026
Commission File Number: 001-41737
Lifezone Metals Limited

2nd Floor, St George’s Court, Upper Church Street
Douglas, Isle of Man, IM1 1EE
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐

On April 30, 2026, Lifezone Metals Limited (“Lifezone Metals” or the “Company”) announced the financial results for the quarter ended March 31, 2026. A copy of that Press Release is furnished as Exhibit 99.1 to this report on Form 6-K.
The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release titled “Lifezone Metals Announces Q1 2026 Financial Results Summary”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFEZONE METALS LIMITED

Date: April 30, 2026	By:	/s/ Ingo Hofmaier
	Name:	Ingo Hofmaier
	Title:	Chief Financial Officer
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